

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2012

Via E-mail
Wilfred Chow
Chief Financial Officer
SearchMedia Holdings Limited
Floor 13, Central Modern Building
468 Xinhui Road
Shanghai, China 200060

> **Re:** **SearchMedia Holdings Limited**
> **Form 20-F for the fiscal year ended December 31, 2010**
> **Filed June 30, 2011**
> **Response dated January 26, 2012**
> **File No. 333-158336**

Dear Mr. Chow:

We have reviewed your filing and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2010

Risk Factors, page 6

Risk Related to Our Business and Operations, page 6

Failures to obtain site owners' consents or objections from site owners to the…, page 11

1. Please revise this risk factor to discuss in greater detail the magnitude of the current risk related to the challenge in assuring site managers have obtained prior consent from site owners committees or site owners. Further, cite the PRC laws and regulations you reference and explain the material issues affecting your business with same. We note that you "urge" site managers to obtain proper approvals. Please discuss what percentage of your sites has a display agreement in place with site managers and what percentage of

sites has received proper consent. Additionally, disclose whether any site owners have objected due to lack of consent terminating an agreement or resulting in the loss of a site. Lastly, discuss whether you are currently in the process of resolving any issues involving proper consent.

2. In a supplemental response, please provide us with an analysis as to the business arrangement and interests between all the parties to any given building mentioned in this risk factor, aligned and conflicted interests and the business purposes behind the model, as opposed to making such arrangements with owners directly. We note your discussion on page 28.

Unauthorized use of our intellectual property by third parties, and the expenses…, page 13

3. Please revise your disclosure under this risk factor heading to discuss in greater detail the landscape of intellectual property protection in China. For example disclose that historically, the legal system and courts of the PRC have not protected intellectual property rights to the same extent as the legal system and courts of the United States. Companies operating in the PRC continue to face an increased risk of intellectual property infringement. Furthermore, you should disclose that the validity, application, enforceability and scope of protection of intellectual property rights for many internet-related activities, such as internet commercial methods patents, are uncertain and still evolving in China and abroad, which may make it more difficult for you to protect your intellectual property, and could have a material adverse effect on your business, financial condition and results of operations.

We rely on computer software and hardware systems in managing our operations…, page 13

4. In future filings, please address in greater detail the risks associated with your computer hardware and software system including whether there has been any material occurrence and what consideration you have given to the need to discuss a specific incident or incidents, any known and potential costs or other consequences, and impact on MD&A. Refer to CF Disclosure Guidance: Topic No. 2, Cybersecurity dated October 13, 2011 for further guidance.

Risks Relating to Doing business in the People's Republic of China, page 14

If the PRC government determines that the contractual arrangements that establish…, page 14

5. Please revise this risk factor to disclose the following:

   • Discuss in greater detail the transactions between Jingli Shanghai Advertising Co., Ltd. and Ad-Icon Advertising (Shanghai) Co., Ltd. Specifically, you state that in 2010 Ad-Icon Shanghai acquired "some" of Jingli Shanghai's subsidiaries.

        Be specific as to the nature of your "acquisition," stating equity ownership or contractual arrangement without equity ownership where appropriate. Please revise to state the specific and full names of these entities and describe their current status within your corporate structure. Revise your Organizational Structure chart on page 36 accordingly.

- Revise to discuss the current status and history of Shanghai Sige Advertising and Media Co., Ltd., Shenzhen Dale Advertising Co., Ltd. and Beijing Conghui Advertising Co., Ltd. We note that these entities are not reflected on your Organizational Chart found on page 36 and with the exception of Shanghai Sige Advertising and Media Co., Ltd. are not discussed elsewhere in your Form 20-F.

- You state in the final sentence that you have entered into agreements with Jingli Shanghai and each of the shareholders of Jingli Shanghai to gain control over this entity. Please revise to discuss the specific agreements in place and the effect and purpose of each agreement. File these agreements as exhibits.

- We note your statement that you may "not be able to renew these contracts with Jingli Shanghai and/or its shareholders." Please disclose the kick-out rights of these agreements, meaning who has the right to renew or not on which dates.

- Disclose whether Ad-Icon Advertising (Shanghai) Co., Ltd. holds the proper license to operate in the advertising industry and discuss the related risks. We note your statement on page 19, under the currency risk factor, that your subsidiary in Hong Kong, "Ad-Icon Company Limited, on December 11, 2009, established Ad-Icon Advertising (Shanghai) Co. Ltd., a wholly-owned subsidiary in China, which is permitted to operate business in China." You state that through Ad-Icon Shanghai, you can "enter into advertising contracts directly with clients." Please disclose whether the permitting of Ad-Icon Shanghai is complete and provides this wholly owned subsidiary with the complete set of rights for an advertising business in China.

<u>We rely on contractual arrangements with Jingli Shanghai and its shareholders for…, page 15</u>

6. Similarly, in the second sentence of this section you state that in 2010 Ad-Icon Shanghai acquired "most" of the subsidiaries of Jingli Shanghai, but as of the date of the Form 20-F Ad-Icon Shanghai has "not acquired all" remaining subsidiaries of Jingli Shanghai. Please revise to include the specific names of the acquired subsidiaries and the names of the subsidiaries that have not been acquired. Also, please explain why you have acquired some, but not all of the subsidiaries and whether you plan to acquire the remaining Jingli Shanghai subsidiaries.

7. Revise your Risk Factor section to provide a separate risk factor discussing the agreements you have in place to assure control over Ad-Icon Advertising (Shanghai) Co., Ltd. and its subsidiaries. Include in your discussion the organizational structure you have in place regarding these entities identifying each as a WFOE, VIE or other ownership structure. File any material agreements such as equity pledge agreements and advisory fee agreements, for example, as exhibits.

We may be subject to, and may expend significant resources in defending against… page 18

8. Disclose, if material, quantification of any known or potential consequences regarding your failure to "strictly abide" by the requirements regarding content and confirmation that the advertisers obtained requisite government pre-approval for the contents of the advertisement and filings with the local authorities. Please discuss any indications you may have received regarding the potential for being penalized for the past noncompliance, you reference.

Item 4. Information on the Company, page 24

History and Development, page 24

9. Please amend your filing to discuss the origin and timing of your business and business entities falling under Ad-Icon Company Limited (HK) and Ad-Icon Advertising (Shanghai) Co., Ltd. You state that in April 2008 you acquired 100% of the equity interest in Ad-Icon Company Limited (HK). Specifically, explain whether Ad-Icon (HK) and Ad-Icon (Shanghai) were acquired as part of the Share Exchange Agreement and Business Combination involving predecessor Ideation Acquisition Corp., ID Arizona Corp. and SearchMedia International. Please explain the consideration paid and to whom in connection with Share Exchange Agreement including both cash and stock. We note that subsequent to the period covered by this Form 20-F, you reached a settlement with several original shareholders of Shanghai Jingli Advertising Co. Ltd. and as a result repurchased or cancelled stock consideration paid to these parties under the Share Exchange Agreement. However, the origin of and consideration paid for the Ad-Icon branch of business is unclear.

10. Additionally, in the last paragraph of this section on page 25, you list three entities that Jingli Shanghai holds 100% equity interest in namely, Tianjin Shengshitongda, Qing Kaixiang and Wenzhou Rigao. However, on page 36 three additional entities are listed under these first three. Please revise this section to explain the relationship, history and equity ownership interest or other interest you hold in Shanghai Jincheng Advertising Co., Ltd., Shaanxi Xinshichuang Advertising Planning Co., Ltd. and Changsha Lingli Advertising Co., Ltd.

11. Revise your discussion to account for the history and development of Great Talent Holdings Ltd. We note that in footnote 16 to the Organization Structure chart on page 36 that this entity is described as "inactive."

Our Business, page 26

General

12. We note that on page 27, for example, you state that your in-elevator advertising network consists of about 150,000 poster frames. In addition, in 2010 you began managing a network of approximately 5,000 buses for bus-body advertising in Beijing. We note on page 62 you state that you had approximately 300 total employees, including 70 maintenance personnel, as of March 31, 2011. Please tell us more about how you manage and account for your advertising poster frames, illuminated and paper, transit large sticker formats, light boxes and digital poster frames including maintenance and advertisement installation processes and procedures. We note that on page 28 you disclose that you are responsible for periodic monitoring, maintenance and repair of frames.

Regulatory Matters, page 30

Regulation of Advertising Services, page 31

13. Please amend your disclosure to update the list of principal regulations governing advertising businesses in China revising this and other sections as appropriate. Specifically, we note the significance of the following:

- The catalogue for Guiding Foreign Investment in Industry (2007); and

- The Administrative Regulations on Foreign-invested Advertising Enterprises (2008).

Organizational Structure, page 35

14. Please revise your organizational structure chart on page 36 to reflect the specific contract, pledges, loans or agreements in place between various entities. A footnote may be appropriate. Additionally, revise your footnotes to indicate whether each entity is a WFOE, VIE or other contractually obligated subsidiary.

15. Expand footnote (2) disclosing the purpose, business operations and status of Jieli Network Technology Development (Shanghai) Co., Ltd.

Agreements that Transfer Economic Benefit to Jieli Consulting, page 39

16. Page 40 contains several bullet points indicating business and assets of several entities were transferred from Jingli Shanghai into newly incorporated Chinese companies. Please revise each bullet point as applicable to include the date the respective business and related assets were transferred to the newly incorporated entity.

Liquidity and Capital Resources, page 54

17. We note your response to comment 11 from our letter dated December 23, 2011. Please amend your table to include two columns, one indicating the amount of contingent consideration paid up to December 31, 2010 in cash and the second representing consideration paid in stock. Revise your disclosure to include this table here and in your Financial Statements as appropriate.

18. Revise your disclosure to state whether the earn-out agreements with the 12 different entities are each in writing.

19. Amend your disclosure to discuss the range of multiples used to determine contingent consideration payments and the underlying metric applied to the multiple, for example, net income.

20. Please tell us more about the remaining contingent consideration payments associated with your 2008 acquisitions. Specifically, explain which parties or individuals continue to receive these payments and whether there were any changes in recipients as a result of your litigation against the former management, board and shareholders of SearchMedia International. Disclose whether any of the parties to that continuing matter received or will receive cash or stock contingent consideration payments indentifying the individual and acquisition entity together.

Related Party Transactions, page 64

Transactions with SearchMedia International's Shareholders, Senior Management…, page 64

21. We note your response to comment 13 from our letter dated December 23, 2011. Please tell us more about the business and operations of Shanghai Botang. We note that you paid over $32 million in contingent consideration from the acquisition date of April 2008 through December 31, 2010, or the second highest earn-out amount after Zhejiang Continental. We also note that you recognized significant goodwill impairment on the value of this entity. Please explain.

22. Revise your disclosure to discuss the individuals or entities from whom you purchased Zhejiang Continental in June 2010. We note that this purchase date was after the date of

the Share Exchange Agreement in October 2009. Additionally, please revise your disclosure, where appropriate, to explain the purpose for this acquisition including how it fits within your three categories of business and overall operations.

23. Please tell us more about the "advances" made by SearchMedia International in 2010 to the senior management personnel of certain companies acquired by Shanghai Jingli including the purpose of these advances and whether they have been repaid or services rendered. Tell us whether you continue to make similar advances.

4. Acquisitions, page F-18

I. 2010 acquisitions, page F-18

24. We note your response to comment nine and ten from our letter dated December 23, 2011. Addressing ASC 805-30-25-5 to 25-7 tell us:

    a.   how you determined the fair value of the contingent consideration. Refer to ASC 820-10-30-1 to 30-6.

    b. whether you have classified your obligation to pay contingent consideration as a liability or equity. In this regard we note that some of the contingent consideration is payable in shares.

25. It appears to us that the pre-determined formula used to calculate the contingent consideration in the acquisition of Xhejiang Continental provides relevant information to the investor. Therefore please revise this note to disclose the formula.

II. 2008 Acquisitions, page F-19

26. We note your response to comment 13 from our letter dated December 23, 2011. It does not appear to us that the contingent considerations paid in connection with these acquisitions are under the scope of Staff Position No. FSP FAS 141(R)-1 since they are not pre-acquisition contingencies.

27. We note your response to comments 11 and 13 from our letter dated December 23, 2011. We note that based on the Group's audited operating results through December 31, 2009 and the amended acquisition agreements during December 31, 2010 you recorded additional consideration payable, which resulted in additional goodwill in 2010. Tell us whether the earn-out provisions for each of the 2008 acquisitions were met. If you recorded the contingent consideration when the contingency was resolved, it would appear to us that the operating results of the entities acquired were favorable. Therefore it is unclear to us why you recorded goodwill impairments in the same period.

28. Disclose the details of the contingent consideration including the pre-determined earn-out formulas for each of the 2008 acquisitions during the earn-out period.

29. We note your response to comments 11, 12 and 13 from our letter dated December 23, 2011. It is unclear whether the contingent consideration arrangements represent compensation to the ex-owners instead than purchase price. Addressing ASC 805-10-55-25 tell us how you concluded that the contingent consideration arrangements are not compensatory arrangements that should be accounted for separate from the consideration exchange in the acquisitions.

30. We note your response to comment 12 from our letter dated December 23, 2011. Please clarify the meaning of "ex-owners" disclosing whether you are referring to the former owners and management party to the 2009 Share Exchange Agreement, or nominal shareholders used in your variable interest entity corporate structure. Revise your disclosure here and where appropriate.

31. We note that during the second and third quarters of 2010, you amended the earn-out agreements with Kaixiang, Wanshuizhiyuan, Haiya, Botang, Wenzhou Rigao, Wuxi Ruiuzhong and Shenyang Jingli. We note that the amended earn-out agreements provided for the extension of the employment agreements for certain key members of management of these subsidiaries. Tell us the key members of management and the subsidiaries to which they are related. Tell us how you considered the extension of the employment agreements in determining whether these agreements are additional compensation to those members of management.

32. For each of the 2008 acquisitions, tell us whether you originally consolidated these entities under contractual arrangements using a VIE structure. Tell us whether the equity holders of the operating companies were the same before and after the establishment of the contractual relationship using the VIE structure. Tell us whether the owners of the operating companies became or continued to be employees of the operating companies. Tell us whether and how the loans extended to the equity shareholders of the VIEs were repaid upon your acquisition of the equity interests of the operating companies.

33. Tell us in detail the reasons why the terms of your acquisition agreements included a very low initial cash payments and significant amounts of contingent considerations. Tell us who initiated the arrangements. Refer to ASC 805-10-55-24.

Form 6-K Filed January 26, 2012

34. Please tell us more about the parties referred to in this filing as the "Nan Fung Entities" including what entities and individual control these entities. Also, please explain what ownership or other role these entities or individuals had in your corporate history with attention to the 2009 Share Exchange Agreement.

Form 6-K Filed February 8, 2012

35. We note your recent termination of your VIE structure and direct equity control going forward. Please tell us more about whether your WFOE has applied for the proper advertising license as a result of this change in corporate structure. Additionally, please tell us about any steps you have taken to address the role of the nominal shareholders of the VIEs, movement of client accounts and other impact on your business operations or corporate structure as a result of this change.

You may contact Ivette Leon, Assistant Chief Accountant, at 202-551-3351 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney Advisor, at 202-551-6971 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Joshua Weingard
        Corporate Counsel